UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Electroglas, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

285324109

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No. 285324109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,941,617
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,941,617

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,941,617
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%
12.	Type of Reporting Person (See Instructions) PN

Page 2 of 9 pages

CUSIP No.285324109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,941,617
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,941,617

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,941,617
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%
12.	Type of Reporting Person (See Instructions) OO

Page 3 of 9 pages

CUSIP No. 285324109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,566,018
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,566,018

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,566,018
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 8.83%
12.	Type of Reporting Person (See Instructions) PN

Page 4 of 9 pages

CUSIP No. 285324109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,941,617
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,941,617

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,941,617
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%
12.	Type of Reporting Person (See Instructions) OO

Page 5 of 9 pages

Item 1	(a).	Name of Issuer

Electroglas, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

5729 Fontanoso Way, San Jose, CA 95138

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office or, if none, Residence

Item 2	(c).	Citizenship

QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Partnership

QVT Financial GP LLC 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Liability Company

QVT Fund LP Walkers SPV, Walkers House Mary Street George Town, Grand Cayman KY1 9001, Cayman Islands Cayman Islands Limited Partnership

QVT Associates GP LLC 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Liability Company

Item 2	(d).	Title of Class of Securities

The title of the securities is common stock, par value $0.01 per share (the “Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Common Stock is 285324109.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Page 6 of 9 pages

Item 4.	Ownership.

(a) Amount beneficially owned:

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP (the “Fund”) and for Quintessence Fund L.P. (“Quintessence”), each of which beneficially owns the Issuer’s 6.25% Convertible Senior Subordinated Secured Notes due 2027 (the “Notes”).

The Notes contain an issuance limitation prohibiting the holder of such Notes from converting the Notes to the extent that such conversion would result in beneficial ownership by such holder and certain related parties of more than 9.99% of the Common Stock then issued and outstanding.

Due to the issuance limitation described above, the Fund beneficially owns 2,566,018 shares of Common Stock issuable upon conversion of the Notes, and Quintessence beneficially owns 375,599 shares of Common Stock issuable upon conversion of the Notes. QVT Financial has the power to direct the vote and disposition of the Common Stock owned by the Fund and Quintessence. Accordingly, taking into account the issuance limitation, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 2,941,617 shares of Common Stock, consisting of the shares underlying the Notes owned by the Fund and Quintessence. The issuance limitation may not be waived.

The aggregate number of shares of Common Stock issuable to the Fund if the Notes were fully converted is 3,328,104. The aggregate number of shares of Common Stock of which QVT Financial would be deemed to be the beneficial owner if the Fund and Quintessence fully converted all of their Notes is 3,703,703.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of the Fund and Quintessence, may be deemed to beneficially own the same number of shares of Common Stock reported by the Fund and Quintessence.

Each of QVT Financial and QVT Financial GP LLC disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Fund and Quintessence. QVT Associates GP LLC disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Fund and Quintessence, except to the extent of its pecuniary interest therein.

The approximate percentage of shares of Common Stock reported beneficially owned by each reporting person herein is based upon the sum of (i) 26,504,000 shares of Common Stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 1, 2007, and (ii) the number of shares of Common Stock issuable upon conversion of the Notes held by such reporting person.

(b) Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See item (a) above.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

Page 8 of 9 pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 11, 2008

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

Page 9 of 9 pages